Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

Digital Notes Linked to Worst of RTY and SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying indices:	Russell 2000® Index (ticker: "RTY") and S&P 500® Index (ticker: "SPX")
Pricing date:	May 31, 2023
Valuation date:	June 1, 2026
Maturity date:	June 4, 2026
CUSIP / ISIN:	17331HG26 / US17331HG267
Initial index level:	For each underlying index, its closing level on the pricing date
Final index level:	For each underlying index, its closing level on the valuation date
Index return:	For each underlying index, (final index level - initial index level) / initial index level
Final barrier level:	For each underlying index, 75.00% of its initial index level
Digital return amount:	$150.00 per note (representing a digital return equal to 15.00% of the stated principal amount)
Worst performer:	The underlying index with the lowest index return
Payment at Maturity:	You will receive at maturity for each note you then hold: • If the final index level of the worst performer is **greater than or equal to** its final barrier level: $1,000 + digital return amount • If the final index level of the worst performer is **less than** its final barrier level: $1,000 All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing Supplement:	[Preliminary Pricing Supplement dated April 28, 2023]

Hypothetical Payment at Maturity



Payment at Maturity per Note
$2,000
$1,750
$1,500
$1,250
$1,150.00
$1,000
$750
$500
$250
$0
$1,150.00 ($1,000 stated principal amount plus digital return amount)
$1,000.00 Stated Principal Amount
Barrier Zone
-25.00%
15.00%
-100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100%
Index Return of the Worst Performing Underlying Index

Hypothetical Index Return of the Worst Performer	Hypothetical Note Return	Hypothetical Payment at Maturity
100.00%	15.00%	$1,150.00
50.00%	15.00%	$1,150.00
10.00%	15.00%	$1,150.00
0.00%	15.00%	$1,150.00
-10.00%	15.00%	$1,150.00
-25.00%	15.00%	$1,150.00
-25.01%	0.00%	$1,000.00
-30.00%	0.00%	$1,000.00
-40.00%	0.00%	$1,000.00
-50.00%	0.00%	$1,000.00
-75.00%	0.00%	$1,000.00
-100.00%	0.00%	$1,000.00

Selected Risk Considerations • You may not receive any return on your investment in the notes. You will receive a positive return on your investment in the notes only if the final index level of the worst performing underlying index is greater than or equal to its final barrier level. If the final index level of the worst performing underlying index is less than its final barrier level, you will receive only the stated principal amount for each note you hold at maturity. • The notes do not pay interest. • The return on the notes depends solely on the performance of the worst performer. As a result, the notes are subject to the risks of each of the underlying indices and will be negatively affected if any one performs poorly. • Your potential return on the notes is limited. Your potential return on the notes at maturity is limited to the digital return. • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms. • You will be subject to risks relating to the relationship among the underlying indices. The less correlated the underlying indices, the more likely it is that any one of the underlying indices will perform poorly over the term of the notes. All that is necessary for the notes to perform poorly is for one of the underlying indices to perform poorly. • You will not receive dividends or have any other rights with respect to the underlyings. • Your payment at maturity depends on the closing value of the worst performer on a single day. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • Sale of the notes prior to maturity may result in a loss of principal. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated val ue of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The Russell 2000 ® Index is subject to risks associated with small capitalization stocks. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.